Exhibit 16
                                                 May 16, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for HCNB Bancorp, Inc. and, under the date of January 11, 2001, we reported on the consolidated financial statements of HCNB Bancorp, Inc. and its subsidiary as of December 31, 1999 and 2000 and for each of the years in the two year period ended December 31, 2000. On April 12, 2001, we resigned from our engagement as HCNB Bancorp, Inc.'s independent public accountants. We have read HCNB Bancorp, Inc.'s statements included under
Item 4 of its Amendment No. 2 to Form 8-K dated May 14, 2001, and we agree with such statements.

Very truly yours,

/s/ Jameson & Associates, P.A.

Jameson & Associates, P.A.
Baltimore, Maryland